408 – 918 16th Ave NW
Calgary, AB  T2M 0K3

October 23, 2009

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
20549

Attention: Tracie Towner

Re:           Strata Oil & Gas, Inc. (“the Company”)
Form 20-F for the year ended December 31, 2008
File No. 0-50934

Dear Tracie:

Our responses are keyed to your letter of September 25, 2009 as follows:

1.   Impairment of long-lived assets, page 65

The Company performs its annual impairment assessment of its unproved oil and gas properties in accordance with SFAS 144, given that paragraph 5 of that SFAS 144 only scopes out unproven oil gas and properties if they are accounted for using the successful-efforts method of accounting. As such, since the Company follows the full cost method (rather than successful-efforts method) of accounting for its oil and gas properties, SFAS 144 would remain as the authoritative guidance for the Company to assess and account for any impairment of its properties. As well, in addition to SFAS 144, the Company assesses impairment on unevaluated properties in accordance with Rule 4-10 (c)(ii)(A) of Regulation S-X by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data of groupings of individually insignificant properties and projects. The Company has no proven reserves of oil or gas as at the reporting date and thus has not performed the ceiling test as prescribed in Rule 4-10 (c) (4) of Regulation S-X.

The reference to SFAS 19 in accessing impairment on oil and gas was an error.  As a result, the Company, in an amended filing of its Form 20-F, the reference to SFAS 19 on page 65 will be removed.

2.   Stock Option Plans, page 66

For each of the years ended December 31, 2008, 2007 and 2006, the Company has determined that it granted stock options only to non-employees after reviewing  the definition of an employee provided in paragraphs A75 and A76 and Appendix E of SFAS 123(R) (“123(R)”). The disclosures on pages 38 and 39 of the 20-F that indicate stock options have been issued to some employees were made in error.

The definition of an employee as per the guidance in 123 (R) Appendix E states that “…meets the definition of an employee if the grantor (company) consistently represents that individual to be an employee under common law.  The definition of an employee for payroll tax purposes under the U.S. Internal Revenue Code includes common law employees.”  The Company has not withheld payroll deductions nor has represented the individuals to be employees to the Canada Revenue Agency (“CRA”), the tax authority in Canada, as the Company is operating in Canada as well as having its stock option recipients performing services for the Company in Canada

Appendix E further states that, an individual “…does not meet the definition of an employee for the purpose of this Statement solely because the grantor represents that individual as an employee for some, but not all, purposes. Thus, the Company further analyzed other factors of its relationship with the individuals as follows:

The level of control the payer has over the worker	The Company contracted individuals who have specialized knowledge in the oil and gas industry. These individuals have sole control over how and when the work was performed.
Whether the worker provides the tools and equipment	The individual will provide his/her own tools and equipment as required, except that the individual has access to office equipment at the Company’s office.
Whether the worker can subcontract assistants	The Company’s contractors do have the ability to subcontract their services to assistants although this is infrequently done.
The degree of financial risk taken by the worker	Compensation was determined at the inception of the business arrangement and the contractors are responsible for the costs incurred to perform the contracted services.

Based on the foregoing analysis, the Company has concluded that the recipients of its stock option awards do not meet the definition of employees under SFAS 123R and are appropriately classified as non-employees.

Accordingly, the Company will amend the language under item 6 D - Employees on page 39 to indicate that it has had no full-time employees for each of the years ended December 31, 2008, 2007 and 2006.

At the end of this letter we have submitted the schedules of Stock Option holders for each of the three years ended December 31, 2008, 2007 and 2006.

We intend to provide an expanded discussion of the nature of the services provided by the recipients of the options in an amended 20-F filing under this heading and in the MD&A. This discussion will outline the nature of the services provided by the Company’s consultants including services rendered in respect of researching Crown land availability and Crown lease acquisitions, geological consulting and geophysicist services including interpretation of seismic data. The Company also contracts with individuals who provide the Company with managerial and marketing expertise. The expanded discussion will also address the reason for the stock-based compensation in the amount of $6.7 million for the 2006 fiscal year, that being options vesting and having been granted in 2006 when the Company’s share price increased significantly resulting in a significantly higher stock-based compensation expense when the unvested options were marked to market.

3.   Designated Currency of Instruments and their accounting treatment

The functional currency of the Company is the Canadian dollar whereas the designated currency for the exercise prices for all outstanding options and warrants is the US dollar. As well, the Company’s consultant remuneration is denominated in the Canadian dollar, the Company’s functional currency.

As the options and warrants were issued to non-employees, paragraph 33 and footnote 19 of Statement of Financial Accounting Standard (“SFAS”) 123R do not apply. When considering whether the options and warrants were indexed to its own stock, the Company considered FAS 133 Derivative Implementation Guide ”DIG”) Issue C21 (‘C21”) which deals with options indexed to an entity’s own stock and currency exchange rates. The discussion in C21 centered on whether the an exercise price in other than the Company’s functional currency qualified as indexed to the Company’s own stock under paragraph 11 of SFAS 133 and thus exempt from SFAS 133. It was noted that this was never approved by the FASB and moreover, there were diverse industry best practice. Due to lack of definitive guidance on the issue, the Company adopted the policy to record the options and warrants as equity instruments.

The Company believes the confusion surrounding this issue has been clarified by virtue of the issuance of EITF 07-5 (“07-5”) which indicates that instruments having a strike price that is not in the Company’s functional currency are not considered indexed to their own stock. The Company will adopt 07-5 for the year ended December 31, 2009, the first period for which 07-5 is applicable to the Company at which time its outstanding instruments will be classified as liabilities.

In addition, the Company acknowledges:

•	that it is responsible for the adequacy and accuracy of the disclosure in its filing

•	that staff comments do not foreclose the Commission from taking any action with respect to the filing

•	that it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

Yours truly,

/s/ Manny Dhinsa
President, Strata Oil & Gas Inc.

Strata Oil & Gas Inc.
Stock Option holder Schedule
for the year ended December 31, 2008

				Options	Options		Vested options
	Services provided			granted on	Outstanding		outstanding	Fair Value of the outstanding
	for share based			the grant	as at	Exercise	as at	options as at December 31
Option holder	payments	Grant date	Note	date	Dec 31/08	price	Dec 31/08	Vested	Non-vested

2002 Stock option Plan:

Manny Dhinsa	Consulting	8/24/2005	1	800,000	680,000	$0.11	680,000	$761,481	-
Scott Praill	Consulting	8/24/2005	2	400,000	336,000	$0.11	336,000	$378,333	-
Pol Brisset	Consulting	8/24/2005	3	400,000	134,000	$0.11	134,000	$103,400	-
				1,600,000	1,150,000		1,150,000	$1,243,214
2006 Stock option Plan:

Mike Ranger	Consulting	7/21/2006	4	200,000	200,000	$2.29	200,000	$200,042	-
Manny Dhinsa	Consulting	3/19/2007	5	200,000	200,000	$0.61	-	-	$18,600
Mike Ranger	Consulting	3/19/2007	6	200,000	200,000	$0.61	-	-	$18,600
Geoff Jordan	Consulting	6/16/2008	7	600,000	600,000	$0.82	-	-	$57,600
Pratt Barndollar	Consulting	6/24/2008	8	100,000	100,000	$0.74	-	-	$9,800
				1,300,000	1,300,000		200,000	$200,042

Totals				2,900,000	2,450,000		1,350,000	$1,443,256	$104,600

Notes:

1	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
2	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
3	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
4	These options had the following vesting terms: 1/3 on the grant date, 1/3 on January 21, 2007 and 1/3 on July 21, 2007
5	These options vest on March 19, 2010
6	These options vested on March 19, 2009
7	These options have the following vesting terms: 200,000 on June 16, 2009; 200,000 on June 16, 2010 and 200,000 on June 16,2011
8
These options have the following vesting terms: 30,000 on the first anniversary date of the grant; 30,000 on the second anniversary date of the grant and 40,000 on the third anniversary date of the grant

Strata Oil & Gas Inc.
Stock Option holder Schedule
for the year ended December 31, 2007

				Options	Options		Vested options
	Services provided			granted on	Outstanding		outstanding	Fair Value of the outstanding
	for share based			the grant	as at	Exercise	as at	options as at December 31
Option holder	payments	Grant date	Note	date	Dec 31/07	price	Dec 31/07	Vested	Non-vested

2002 Stock option Plan:

Manny Dhinsa	Consulting	8/24/2005	1	800,000	680,000	$0.11	413,334	$554,680	$166,321
Scott Praill	Consulting	8/24/2005	2	400,000	336,000	$0.11	202,666	$274,933	$83,160
Pol Brisset	Consulting	8/24/2005	3	400,000	134,000	$0.11	667	$18,626	$83,160
				1,600,000	1,150,000		616,667	$848,239	$332,641
2006 Stock option Plan:

Mike Ranger	Consulting	7/21/2006	4	200,000	200,000	$2.29	200,000	$200,042	-
Manny Dhinsa	Consulting	3/19/2007	5	200,000	200,000	$0.61	-	-	$117,220
Mike Ranger	Consulting	3/19/2007	6	200,000	200,000	$0.61	-	-	$117,220
				600,000	600,000		200,000	$200,042	$234,440

Totals				2,200,000	1,750,000		816,667	$1,048,281	$567,081

Notes:

1	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
2	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
3	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
4	These options had the following vesting terms: 1/3 on the grant date, 1/3 on January 21, 2007 and 1/3 on July 21, 2007
5	These options vest on March 19, 2010
6	These options vested on March 19, 2009

Strata Oil & Gas Inc.
Stock Option holder Schedule
for the year ended December 31, 2006

				Options	Options		Vested options
	Services provided			granted on	Outstanding		outstanding	Fair Value of the outstanding
	for share based			the grant	as at	Exercise	as at	options as at December 31
Option holder	payments	Grant date	Note	date	Dec 31/06	price	Dec 31/06	Vested	Non-vested

2000 Stock option Plan:

Trevor Newton	Consulting	4/10/2001	1	900,000	900,000	$0.15	900,000	-	-

2002 Stock option Plan:

Manny Dhinsa	Consulting	8/24/2005	2	800,000	680,000	$0.11	413,334	$418,410	$587,067
Scott Praill	Consulting	8/24/2005	3	400,000	336,000	$0.11	202,666	$40,813	$293,534
Pol Brisset	Consulting	8/24/2005	4	400,000	400,000	$0.11	266,667	$238,085	$293,534
				1,600,000	1,416,000		882,667	$697,308	$1,174,135
2006 Stock option Plan:

Mike Ranger	Consulting	7/21/2006	5	200,000	200,000	$2.29	200,000	$176,993	$88,585
				200,000	200,000		200,000	$176,993	$88,585

Totals				2,700,000	2,516,000		1,082,667	$874,301	$1,262,720

Notes:
1	These options fully vested in 2003
2	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
3	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
4	These options vested at the rate of 16.67% every 6 months over a 3 year period with the first vesting occurring on February 24, 2006
5	These options had the following vesting terms: 1/3 on the grant date, 1/3 on January 21, 2007 and 1/3 on July 21, 2007

Proposed Amendments
To
Strata Oil & Gas Inc.
December 31, 2008
20-F

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

Available for Sale - continued

related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Receivables

Accounts receivable are presented net of an allowance for doubtful accounts.  The allowance was $Nil at December 31, 2008, 2007, and 2006 respectively.

Management evaluates the collectibility of accounts receivable balances based on a combination of factors on a periodic basis. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount management reasonably believes will be collected.  For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and historical experience.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2008	December 31, 2007
Cost	$10,103	$10,103
Accumulated depreciation	3,411	1,391
Net book value	$6,692	$8,712

Impairment of Long-lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets such as equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of the fair value less costs to sell, and are no longer depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

65

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control. However, effective August 1, 2008, the Company amended the compensation arrangement with its President of the Company and has agreed to pay for his services based on a needed basis and on a hourly rate.

C. Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Brisset, Mr. Barndollar and Mr. Perity each have a service contract providing for payment of CDN $500 per month for their services as Directors of our Company.  The agreements are to remain in effect as long as the respective individual continues to serve as a Director.  The agreements do not provide for any termination benefits of any kind.

6.C.3.  Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

The Board has established an Option Committee and Compensation Committee, each consisting of the independent Directors of the Company which includes Messrs. Barndollar, Perity, and Brisset. The Option Committee recommends and grants options to individuals under the option plans adopted by the company. The Compensation Committee recommends and grants compensation to individuals who work for the company.

The audit committee consists of Pol Brisset, Charlie Perity and Pratt Barndollar.

6.D.  Employees

The Company had no full-time employees for each of the years ended December 31, 2008, 2007 and 2006. It is anticipated that we will need to add additional managerial, technical and administrative staff in the future in order to realize our business objectives. As of May 15, 2006 Mr. Dhinsa began dedicating 100% of his time working for the Company.  On August 1, 2008, recognizing that his time required had declined significantly due to declines in activity, Mr. Dhinsa agreed amend his compensation to be paid on an hourly basis.  We currently outsource to outside engineers and geologists on an as-needed basis.

39

A. Overall Performance

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	2008	2007	2006
Expenses	$(654,240)	$(468,031)	$(7,059,245)
Other income (expenses)	$12,497	$13,306	$181,840
Loss from continuing operations	$(641,743)	$(454,725)	$(6,877,405)
Income from discontinued operations	$-	$-	$130,000
Net loss	$(641,743)	$(454,725)	$(6,747,405)
From continuing operations	$(0.01)	$(0.01)	$(0.13)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)
After discontinued operations	$(0.01)	$(0.01)	$(0.13)
Weighted average number of common shares outstanding (in millions)	61.7	57.4	51.8

Year ended December 31, 2008 compared to the year ended December 31, 2007

RESULTS OF OPERATIONS

During the year ended December 31, 2008, we incurred a net loss of $641,743 compared to a net loss of $454,725 for the year ended December 31, 2007, an increase net loss of $187,018.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2008 or 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $641,743 for the year ended December 31, 2008 compared to a loss from continuing operations in 2007 of $454,725, an increase of $187,018.  A substantial portion of the increase in the loss from continuing operations relates to the recognition of $94,730 in stock-based compensation in 2008 compared to a reversal of the expense of ($120,151) in 2007.  The reversal of stock-based compensation expense that occurred in 2007 was due to the Company granting stock options in 2006 when the Company’s share price was significantly higher than it was when the unvested stock options were revalued during 2007.    For 2008, the share price of the Company’s stock has not decreased as much since 2007 as it did between 2007 and 2006.  All stock options granted in 2008, 2007 and 2006 were to non-employees. Stock options granted in 2008, 2007 and 2006 will continue to be re-valued and amortized until all of the options vest.

A large portion of the balance of the 2008 net loss from continuing operations is comprised of costs related to general and administrative activities.  Consulting expense increased to $386,143 in 2008 from $168,372 in 2007.   The Company incurs significant consulting expenses with consultants who provide services including researching Crown land availability and Crown lease acquisitions, geological consulting and geophysicist services including interpretation of seismic data. Thus, a significant portion of the increase from 2007 relates to stock-based compensation of $94,730 in 2008 compared to a reversal of expense of ($120,151) in 2007  and an expense of $6,746,118 in 2006. The stock-based compensation expense in 2006 was significantly higher in 2006 due to options vesting and having been granted in 2006 when the Company’s share price increased significantly resulting in a significant increase in the value of unvested stock options being marked to market .  Excluding the effect of stock-based compensation, consulting expense was $291,413 in 2008 compared to $288,523 in 2007.  Office and sundry decreased in 2008 to $125,805 from $188,371 in 2007 due to several factors including lower Annual General Meeting costs as the Company completed much of the material handling in-house, lower on-going costs related to the accounting software as implementation was completed in 2007, and lower costs related to printing and other promotional material.  Rent increased in 2008 to $96,153 from $31,128 in 2007 as a result of recording a full year of rent on office space in Calgary whose lease began on October 15, 2007.  Professional fees have decreased to $37,741 in 2008 from $75,286 in 2007.  The reduction is due to an overall lower level of Company activity in 2008 compared to 2007 resulting in a decreased need in legal and accounting services.

27

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Asset Retirement Obligations

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2008 and 2007 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  If it is determined that the realization of the future tax benefit is not more likely than not, the enterprise establishes a valuation allowance.

Foreign Exchange Translation

The Company's functional currency is the Canadian dollar, but reports its financial statements in US dollars. The Company translates its Canadian dollar balances to US dollars in the following manner:  Assets and liabilities have been translated using the rate of exchange at the balance sheet date.  The Company’s results of operations have been translated using average rates.  Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders' equity.

All amounts included in the accompanying financial statements and footnotes are stated in U.S. dollars.

Stock Option Plans

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-based Compensation”, and has applied the recommendations of this standard using the modified prospective method.  Under this application, the Company is required to record compensation expense, based on the fair value of the awards, for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as at the date of adoption.

Prior to the adoption of SFAS 123R, the Company elected to apply the intrinsic value method of Accounting Principles Board (“APB”) No. 25, “ Accounting for Stock Issued to Employees ” and related interpretations in accounting for stock options granted to employees and directors.  Under APB No. 25, compensation expense is only recorded to the extent that the exercise price is less than the market value of the underlying stock on the measurement date, which is usually the date of grant.  Any stock-based compensation for employees was recognized on a straight-line basis over the vesting period of the individual options.

The Company grants stock options granted to non-employees for services that include researching Crown land availability and Crown lease acquisitions, geological consulting and geophysicist services including interpretation of seismic data.   Stock options granted to non-employees are accounted for under EITF 96-18 and were measured at the fair value of the options as determined by an option pricing model on the measurement date and recognized as the related services are provided and the options earned.

66